Contact

www.linkedin.com/in/ajaatwood
(LinkedIn)

Top Skills

Risk Assessment
Hurricane Damage Assessments
Fire Protection

Publications

Natural Catastrophes: Preparing for the Inevitable
Cannabis Technology: How Entrepreneurs Can Maximize Contribution to a Rapidly Expanding Industry
Entrepreneur of the Week: Aja Atwood of Trella Technologies
Agritech startup Trella Technologies develops solution to accelerate revolution of indoor farming

Patents

System and Method for Automated Plant Training

Aja Atwood

Creating A Sustainable Planet Through Engineering & Technology
Grow What You Want, Where You Want
Mashpee

Summary

I'm concerned about the changes we're experiencing on Mother Earth.

As a natural catastrophe risk engineer-turned-co founder and CEO of an agri-tech startup focused on the modern indoor farming industry, I apply my 15+ years of experience in climate disaster risk engineering to create innovative technologies that will revolutionize indoor farming in order to protect plant medicine and our food supply.

After graduating cum laude from Northeastern University's College of Engineering, I worked as an international engineering consultant and specialist focused on climate disaster risk engineering to reduce property damage and business interruptions from natural catastrophes.

In 2011, I started my first entrepreneurial venture. In 2016, I combined my unique mix of experiences of working as an engineer on the ground during and after natural catastrophes with my entrepreneurial drive, leadership, and passion for cannabis to create the patented automated plant training system (TrellaGro LST™) that will revolutionize indoor farming by diversifying the types of plants that can be grown indoors.

In addition to serving as the CEO of Trella Technologies Inc. and Lead Grow Officer at the Jean Charles Academy, I'm a founding member of ELEVATE NE — an organization created to support the New England cannabis industry's need for education, advocacy, and networking in a professional and inviting atmosphere. I'm also a proud supporter of the Massachusetts Recreational Consumer Council (MRCC) and EforAll (Entrepreneurship for All).

Reach out to me via email at info@ajaatwood.com or find me at www.ajaatwood.com.

Get to know more about me and my mission via my podcast Mind Release >> https://anchor.fm/mindrelease

Experience

Trella Technologies Inc
5 years 5 months

Chief Executive Officer
November 2016 - Present (5 years 5 months)

With the goal to disrupt the status quo in traditional indoor farming, Trella Technologies creates innovative technologies to support an environmentally sustainable, global farming community. The company's flagship technology, the TrellaGro LST™ marks the first step to diversifying what can be grown bountifully and sustainably in small, controlled environments. Visit trella.io to learn more about Trella's innovations to help indoor farmers grow what they want, where they want… with less energy output.

Public Speaker & Podcast Host
November 2017 - Present (4 years 5 months)
Cape Cod, MA

Throughout my journey, I've had the privilege of educating and motivating audiences during numerous events and speaking engagements. A few of my favorite topics are included below:

MIT Enterprise Forum - "Cannabis Technology"
Cape Cod Women's Association - "My Journey into the Cannabis Industry"
EforAll - "Fundraising for Entrepreneurs"
Tufts University - "The Cannabis Debate"
NECANN - "The Benefits of Automated Plant Training"

Our checkout my podcast Mind Release: https://www.ajaatwood.com/podcast

Mind Release - a playground for mental exploration and discovery - a space to process and release thoughts related to my journey of self-improvement and awareness while being an entrepreneur. All topics welcome - not for the tame, sometimes I go in.

Jean Charles Academy
Lead Grow Officer/Hydroponics Coach

February 2020 - Present (2 years 2 months)
Lynn, Massachusetts, United States

The mission of Jean Charles Academy is to prioritize black and brown students by providing an interdisciplinary education that will prepare students for the 21st century through an emphasis on holistic learning and critical thinking skills, all within an inclusive dual language environment.

Curriculum also includes education and training for self-sustainability including the ability to grow food using hydroponics and other modern farming techniques.

Liberty Mutual Insurance

Global Natural Catastrophe Practice Leader
January 2017 - March 2019 (2 years 3 months)
Mashpee, Massachusetts

AIG

3 years 11 months

Regional Field Engineering Manager
January 2014 - December 2016 (3 years)
Mashpee, MA

Leading a regional team of field engineers and supervisors throughout the US Northeast region with a focus on training, development and career growth.

Senior Consultant Specialist - Wind
February 2013 - December 2013 (11 months)

Conducted numerous fire and natural hazard property risk assessments for HPR locations in North America & Europe. Her primary focus and specialty is windstorm which includes the following skills and experience:

• Specialization in evaluations of windstorm related hazards for building envelope and business interruption using FM Standards, ASCE 7, Dade County, Underwriter's Laboratory and ANSI/SPRI codes and standards.
• Extensive experience in major catastrophe loss investigations for wind and flood losses
• Review of roof project specifications and extensive on-site project management and consulting to ensure adherence with FM, and IBC codes, including roof uplift testing.
• Development and presentation of multiple windstorm training publications and presentations for use with new hires, current employees, and clients.

• The ability to complete fire and natural hazard risk evaluations with high quality loss prevention risk reports for numerous clients including HPR locations.

Everblume LLC
Cofounder/CTO
January 2015 - July 2016 (1 year 7 months)
Washington, District Of Columbia

BAH Trading Solutions
Founder/Owner
September 2011 - December 2015 (4 years 4 months)
Boston, Massachusetts

Global Risk Consultants
Consultant Engineer - Roofing Specialist
January 2012 - February 2013 (1 year 2 months)

FM Global
Engineering Specialist
October 2002 - March 2011 (8 years 6 months)

Education

Northeastern University
Bachelor of Science (B.S.), Mechanical Engineering · (1997 - 2002)